Exhibit 21.1

LIST OF SUBSIDIARIES

The following is a list of each subsidiary of Viggle Inc., its jurisdiction of organization, and the percentage ownership held by Viggle Inc. as of June 30, 2012.

COMPANIES ORGANIZED IN THE UNITED STATES:

Function(x) Inc.	Delaware	100%
Loyalize, Inc.	Delaware	100%
Project Oda, Inc.	Delaware	100%
Sports Hero Inc.	Delaware	100%
Viggle Media Inc.	Delaware	100%